SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

GCI LIBERTY, INC.

(Name of Issuer)

Series A Common Stock, par value $.01 per share

Series B Common Stock, par value $.01 per share

(Title of Class of Securities)

Series A Common Stock: 36164V 305

Series B Common Stock: 36164V 404

(CUSIP Numbers)

Gregory B. Maffei

c/o GCI Liberty, Inc.

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 25, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Class A common stock: 36164V 305 Class B common stock: 36164V 404

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Gregory B. Maffei

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Series A Common Stock: 1,807,094 (1), (2), (3), (5) Series B Common Stock: 1,491,458 (2), (4)

	8.	Shared Voting Power Series A Common Stock: 0 Series B Common Stock: 0

	9.	Sole Dispositive Power Series A Common Stock: 1,807,094 (1), (2), (3), (5) Series B Common Stock: 1,491,458 (2), (4)

	10.	Shared Dispositive Power Series A Common Stock: 0 Series B Common Stock: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Series A Common Stock: 1,807,094 (1), (2), (3), (5) Series B Common Stock: 1,491,458 (2), (4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Series A Common Stock: 1.8% (6) Series B Common Stock: 26.2% (6)

14.	Type of Reporting Person (See Instructions) IN

(1)         Includes 865 shares of the Issuer’s (as defined below) Series A Common Stock, par value $0.01 per share (the “Series A Common Stock”), held in the Liberty Media 401(k) Savings Plan for the benefit of Mr. Gregory B. Maffei (“Mr. Maffei”).

(2)         Includes (i) 873,998 shares of Series A Common Stock and (ii) 1,245,063 shares of the Issuer’s Series B Common Stock, par value $0.01 per share (the “Series B Common Stock”), in each case, that are subject to options, which are exercisable as of, or will be exercisable within 60 days of, October 25, 2019.

(3)         Includes 574,210 shares of Series A Common Stock held by a grantor retained annuity trust.

(4)         Includes 82,842 restricted shares of Series B Common Stock, which will vest on December 24, 2019.

(5)         Does not include shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock beneficially owned by Mr. Maffei; however, if such shares of Series A Common Stock were included, Mr. Maffei would beneficially own, in the aggregate, 3,298,552 shares of Series A Common Stock, and Mr. Maffei’s aggregate beneficial ownership of Series A Common Stock, as a series, would be 3.2% of such shares of Series A Common Stock outstanding, subject to the relevant footnotes set forth herein.

(6)         For purposes of calculating the beneficial ownership of Mr. Maffei, the total number of shares of Series A Common Stock outstanding was 101,189,139 and the total number of shares of Series B Common Stock outstanding was 4,439,460, in each case, as of July 31, 2019, as reported by GCI Liberty, Inc., a Delaware corporation (the “Issuer”), in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, filed with the Securities and Exchange Commission on August 8, 2019 (the “10-Q”), and as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after adjustment for the assumed exercise of all options and other rights to acquire shares of Series A Common Stock or Series B Common Stock held by Mr. Maffei and exercisable as of, or within 60 days after, October 25, 2019. 7,212,366 shares of the Issuer’s Series A Cumulative Redeemable Preferred Stock (the “Preferred Stock”) were outstanding as of June 30, 2019, as reported by the Issuer in its 10-Q.  Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock.  Shares of Series A Common Stock and Preferred Stock are not convertible at the option of the holder.  The holders of Series A Common Stock, Series B Common Stock and Preferred Stock generally vote as a single class with respect to all matters voted on by the stockholders of the Issuer.  Each share of Series A Common Stock is entitled to one vote, each share of Series B Common Stock is entitled to ten votes, and each share of Preferred Stock is entitled to 1/3 of a vote, in each case, on all matters presented to stockholders of the Issuer for their approval. Accordingly, Mr. Maffei may be deemed to beneficially own voting equity securities representing approximately 10.4% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted above and calculated pursuant to Rule 13d-3 of the Exchange Act.  See Item 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)

Statement of

GREGORY B. MAFFEI

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

GCI LIBERTY, INC.

This statement on Schedule 13D relates to the Series A common stock, par value $0.01 per share (the “Series A Common Stock”), and Series B common stock, par value $0.01 per share (the “Series B Common Stock” and, together with the Series A Common Stock, the “Common Stock”), of GCI Liberty, Inc., a Delaware corporation (the “Issuer”).  The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Person, Mr. Gregory B. Maffei (“Mr. Maffei”), on March 16, 2018, as amended by Amendment No. 1 to the Statement on Schedule 13D filed with the SEC on December 21, 2018 (collectively, the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 2 to the Schedule 13D (the Schedule 13D, as amended by the Amendment, collectively, the “Statement”). Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Item 3.  Source and Amount of Funds.

The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Mr. Maffei acquired beneficial ownership of an additional 318,781 shares of Series B Common Stock reported in this Amendment on October 25, 2019 pursuant to the December 24, 2019 vesting of options to purchase 318,781 shares of Series B Common Stock, which were granted pursuant to compensatory arrangements with the Issuer in consideration of his service as an officer (as more specifically described in Item 5 of this Statement).

Item 5.  Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) - (b) Mr. Maffei beneficially owns (without giving effect to the conversion of shares of Series B Common Stock into shares of Series A Common Stock) (i) 1,807,094 shares of Series A Common Stock (including (A) 865 shares held in the Liberty Media 401(k) Savings Plan for the benefit of Mr. Maffei, (B) 574,210 shares held by a grantor retained annuity trust, and (C) 873,998 shares that are issuable upon the exercise of options, which are exercisable as of, or will be exercisable within 60 days of, October 25, 2019), which shares represent approximately 1.8% of the outstanding shares of Series A Common Stock, and (ii) 1,491,458 shares of Series B Common Stock (including (A) 1,245,063 shares that are issuable upon the exercise of options, which are exercisable as of, or will be exercisable within 60 days of, October 25, 2019, and (B) 82,842 restricted shares, which will vest on December 24, 2019), which shares represent approximately 26.2% of the outstanding shares of Series B Common Stock. The foregoing percentage interests are based on 101,189,139 shares of Series A Common Stock and 4,439,460 shares of Series B Common Stock, in each case, outstanding as of July 30, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, filed with the Securities and Exchange Commission on August 8, 2019 (the “10-Q”), and as calculated in accordance with Rule 13d-3 under the Exchange Act, after adjustment for the assumed exercise of all options and other rights to acquire shares of Common Stock held by Mr. Maffei and exercisable within 60 days after October 25, 2019.  Furthermore, there were 7,212,366 shares of Series A Preferred Stock outstanding as of June 30, 2019, as reported by the Issuer in its 10-Q.  The holders of Series A Common Stock, Series B Common Stock and Series A Preferred Stock generally vote as a single class with respect to all matters voted on by the stockholders of the Issuer.  Each share of Series A Common Stock is entitled to one vote, each share of Series B Common Stock is entitled to ten votes, and each share of Series A Preferred Stock is entitled to 1/3 of a vote, in each case, on all matters presented to stockholders of the Issuer for their approval. Accordingly, Mr. Maffei may be deemed to beneficially own voting equity securities representing approximately 10.4% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted above and calculated pursuant to Rule 13d-3 of the Exchange Act.

Mr. Maffei has the sole power to vote and to dispose of, or to direct the voting or disposition of, his shares of Common Stock.

(c)                                  On October 25, 2019, Mr. Maffei acquired beneficial ownership of 318,781 shares of Series B Common Stock, as a result of the vesting on December 24, 2019 of stock options to purchase 318,781 shares of Series B Common Stock held by Mr. Maffei at an exercise price of $56.38 per share. Other than as stated herein, Mr. Maffei has not effected any transactions with respect to the Common Stock during the 60 days preceding the date hereof.

(d)                                 Not Applicable.

(e)                                  Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 25, 2019

/s/ Gregory B. Maffei
Gregory B. Maffei

[Signature Page to GM Amendment No. 2 to GCI Liberty, Inc. 13D]